EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Virgin Galactic Holdings, Inc., $0.0001 par value per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2025

SIG BROKERAGE, LP

By: /s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Assistant Secretary

SUSQUEHANNA SECURITIES, LLC

By: /s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Secretary

SUSQUEHANNA FUNDAMENTAL
INVESTMENTS, LLC

By: /s/ Brian Sopinsky
Name: Brian Sopinsky
Title: Assistant Secretary